Exhibit 99.1

Date: February 15, 2013
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: TELUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	15/03/2013
Record Date for Voting (if applicable) :	15/03/2013
Beneficial Ownership Determination Date :	15/03/2013
Meeting Date :	09/05/2013
Meeting Location (if available) :	Montreal, QC
Issuer is sending proxy related materials directly to NOBO:	N
Issuer paying for delivery to OBO:	Y
Annual Financial Statements/MD&A delivered to:	No Annual Report (or Annual Financial Statements) is (are) included in this mailing
Notice & Access will be utilized:	Y
• Beneficial Holders	Y
Stratification (Information Circular)	Y
• Minimum Number of Shares	N/A
• Consent Type	A
• Location	N/A
• Registered	Y
Stratification (Information Circular)	Y
• Minimum Number of Shares	N/A
• Location	N/A

Copies of the management proxy circular and other proxy-related materials will be mailed or electronically delivered (as applicable) to shareholders who have requested them.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NON CDN	87971M996	CA87971M9969
COMMON CANADIAN	87971M103	CA87971M1032

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TELUS CORPORATION